UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley

c/o J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

(203) 716-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.

Neil P. Stronski, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

March 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Schedule 13D originally filed on February 2, 2007, as amended by the Amendment No. 1 to the Schedule 13D filed on March 19, 2007 (the “Schedule 13D”), is hereby amended by amending and restating the sixth paragraph thereof in its entirety, and adding the following two new paragraphs after the sixth paragraph thereof, as follows:

On March 18, 2007, Buyer entered into non-binding letters of intent (the “Non-Binding Letters of Intent”) with the following Chairman’s Club distributors of the Issuer’s products: Markus Lehmann, Leslie Stanford, Natalia Maria Felgueiras Ferreira (along with her husband, Jose Paulo Dinis Da Silva), Ronald P. J. Bos and J. M. Bos-Vuijst and Blake Morgan (collectively, the “March 18 Distributors”), whereby the March 18 Distributors indicated their interest in investing up to $59,750,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

On March 19, 2007, Buyer entered into additional Non-Binding Letters of Intent with the following Chairman’s Club distributors of the Issuer’s products: Michiko Dejaeghere, Martin Ernst and Michael Palmstierna Hamilton (collectively, the “March 19 Distributors” and, together with the March 18 Distributors, the “Distributors”), whereby the March 19 Distributors indicated their interest in investing up to $17,000,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

Taken together, the Distributors have indicated their interest in investing up to $76,750,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by amending and restating the third and fourth paragraphs of subsections (a) and (b) thereof in their entirety as follows:

The Reporting Persons understand that certain of the March 18 Distributors beneficially own Common Shares of the Issuer, as follows: Leslie Stanford beneficially owns, directly or indirectly, an aggregate of 779,465 Common Shares, or approximately 1.1% of the outstanding Common Shares of the Issuer; Markus Lehmann beneficially owns, directly or indirectly, an aggregate of 312,500 Common Shares and currently exercisable options to purchase 20,000 Common Shares, or approximately 0.5% of the outstanding Common Shares of the Issuer; Ronald P. J. Bos and J. M. Bos-Vuijst beneficially own, directly or indirectly, an aggregate of 36,000 Common Shares, or less than 0.1% of the outstanding Common Shares of the Issuer; and Natalia Maria Felgueiras Ferreira (along with her husband, Jose Paulo Dinis Da Silva) beneficially owns, directly or indirectly, an aggregate of 4,600 Common Shares, or less than 0.1% of the outstanding Common Shares of the Issuer. The Reporting Persons understand that Blake Morgan does not beneficially own any Common Shares.

The Reporting Persons understand that certain of the March 19 Distributors beneficially own Common Shares of the Issuer, as follows: Michiko Dejaeghere beneficially owns, directly or indirectly, an aggregate of 175,403 Common Shares, or approximately 0.2% of the outstanding Common Shares of the Issuer. The Reporting Persons understand that Martin Ernst and Michael Palmstierna Hamilton do not beneficially own any Common Shares.

As a result of such beneficial ownership, the Reporting Persons together with the Distributors collectively would beneficially own, in the aggregate, a total of 20,376,247 Common Shares, or approximately 28.4% of the outstanding Common Shares of the Issuer. By virtue of the relationships among the Reporting Persons and the Distributors, the Reporting Persons and Distributors may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting

Person and Distributor may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons and Distributors. Neither the filing of this Amendment, the Schedule 13D nor any of their contents shall be deemed to constitute an admission that any Reporting Person, any Distributor, or any other person described herein or in Item 2 of the Schedule 13D is the beneficial owner of the Common Shares of any other Reporting Person or Distributor referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. The Reporting Persons disclaim any pecuniary interest in the Common Shares beneficially owned by the Distributors.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Schedule 13D is hereby amended by amending and restating the fourth paragraph thereof in its entirety as follows:

On March 18, 2007, Buyer entered into Non-Binding Letters of Intent with each of the March 18 Distributors, whereby such March 18 Distributors indicated an interest in investing up to an aggregate of $59,750,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, as follows: (i) Leslie Stanford, up to $30 million; (ii) Markus Lehmann, up to $18 million; (iii) Blake Morgan, up to $8 million; (iv) Ronald P. J. Bos and J. M. Bos-Vuijst, up to $3,000,000; and (v) Natalia Maria Felgueiras Ferreira (with her husband, Jose Paulo Dinis Da Silva), up to $750,000.

On March 19, 2007, Buyer entered into Non-Binding Letters of Intent with each of the March 19 Distributors, whereby such March 19 Distributors indicated an interest in investing up to an aggregate of $17,000,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, as follows: (i) Martin Ernst, up to $10 million; (ii) Michiko Dejaeghere, up to $5 million; and (iii) Michael Palmstierna Hamilton, up to $2 million.

The Distributors’ interest in investing in the Proposed Acquisition is on a non-binding and non-exclusive basis. Accordingly, if the Issuer were to pursue a sale transaction with any other person, the Distributors would be free to participate in the other transaction. In addition, the Distributors’ interest in investing in the new entity to be formed by Buyer to consummate the Proposed Acquisition is also subject, among other things, to the ability of eligible President’s Team members to also make an investment in such new entity, if the Proposed Acquisition proceeds and such investment is legally permitted. Buyer is in discussions and expects to continue discussions with certain other distributors regarding entering into similar non-binding letters of intent.

The Non-Binding Letters of Intent for the Distributors are attached hereto as Exhibits D, E, F, G, H, I, J and K are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits.

Exhibit I –	Non-Binding Letter of Intent between Buyer and Martin Ernst, dated March 19, 2007.
Exhibit J –	Non-Binding Letter of Intent between Buyer and Michael Palmstierna Hamilton, dated March 19, 2007.
Exhibit K –	Non-Binding Letter of Intent between Buyer and Michiko Dejaeghere, dated March 19, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 20, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

PRAIRIE FIRE CAPITAL, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Manager

/s/ Peter M. Castleman
Peter M. Castleman
/s/ Daniel J. O’Brien
Daniel J. O'Brien
/s/ Michael R. Stone
Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President

                Exhibit I

March 19, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates (“Whitney”) is proposing to create a newly formed entity (“NewCo”) in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the “Company”) (such acquisition, the “Transaction”). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company’s Chairman’s Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the “Investment”).

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $10,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President’s Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ Martin Ernst
Name: Martin Ernst

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name:	Ransom A. Langford
Title:	Attorney-in-fact

Exhibit J

March 19, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates (“Whitney”) is proposing to create a newly formed entity (“NewCo”) in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the “Company”) (such acquisition, the “Transaction”). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company’s Chairman’s Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the “Investment”).

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $2,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President’s Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ Michael Palmstierna Hamilton
Name: Michael Palmstierna Hamilton

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit K

March 19, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates (“Whitney”) is proposing to create a newly formed entity (“NewCo”) in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the “Company”) (such acquisition, the “Transaction”). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company’s Chairman’s Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the “Investment”).

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $5,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President’s Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ Michiko Dejaeghere
Name: Michiko Dejaeghere

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Notice to Residents of Hong Kong

WA R N I N G

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.